Consent of KPMG Peat Marwick



The Advisory Committee
Motorola Employees' Savings and
    Profit Sharing Plan:



We consent to incorporation by reference in the Registration Statement No. 33-58714 on Form S-8 of Motorola and Motorola Employees' Savings and Profit Sharing Plan of our report dated May 16, 1994 relating to the statements of net assets available for plan benefits of the Motorola Employees' Savings and Profit Sharing Plan as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993 and related schedules as of and for the year ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of the Motorola Employees' Savings and Profit Sharing Plan.


							/s/ KPMG Peat Marwick



Phoenix, Arizona
June 24, 1994